Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2013

- Significantly Expanded Global Customer Base-

- Launched a Number of Innovative New Broadband and SDN Products-

- Further Streamlined Operations and Significantly Reduced Operating Expenses-

Hong Kong, March 20, 2014 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

As previously announced, the Company closed the divestiture of its IPTV business in August 2012, but did not meet the requirements for reporting those results as discontinued operations because of the Company’s continuing involvement. Therefore, to enable a comparison of results excluding the IPTV business and the amortization of PHS deferred revenue, the Company is including non-GAAP comparisons throughout this press release.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We ended 2013 on a very strong note, both financially and operationally, and achieved significant success in many areas. In particular, I am pleased that we continued to gain traction in restructuring our broadband business to position UTStarcom as a global market leading provider of specialized, high value network infrastructure equipment. To that end, we launched several milestone products in 2013 including the latest 100G addition to our flagship NetRing product suite, our revolutionary Software Defined Networking technology and our very large scale WiFi Access Controller for wireless data offloading. We also secured important new tier one carrier customer wins in Indonesia, Brazil and Taiwan that highlight how our sharpened business focus is enabling us to grow our international footprint. These successes position us well for sustained growth in 2014 and beyond, as we look to further broaden our presence in key markets throughout Asia and the Americas and to expand our product offering through sustained investment in R&D. This is a very exciting time for our business.”

Full Year 2013 Milestones and Operating Highlights

•                      Launched a number of innovative new broadband and SDN products.

•                      Expanded global customer base for the Company’s broadband business in key emerging markets throughout Asia and the Americas.

•                      Expanded strategic partnerships in media operational support services and made further investment in iTV Media.

•                      Streamlined operations and significantly reduced operating expenses.

•                      Completed a $30 million tender offer to improve shareholder value.

Full Year 2013 Financial Performance Highlights

•                      Full year 2013 GAAP revenues were $164.4 million, a decrease of 11.9% from $186.7 million in 2012.

•                      Full year 2013 non-GAAP revenues increased 3.7% year over year from $157.3 million to $163.0 million.

•                      Full year 2013 GAAP operating expenses were $53.5 million, a decrease of 45.3% from $97.7 million for the corresponding period in 2012.

•                      Full year 2013 non-GAAP operating expenses were $53.4 million, a decrease of 20.2% from $67.0 million for the corresponding period in 2012.

•                      Full year 2013 GAAP net loss attributable to UTStarcom shareholders was $22.7 million, or GAAP basic loss per share of $0.58, compared to full year 2012 GAAP net loss of $34.4 million, or GAAP basic loss per share of $0.71.

•                      Full year 2013 non-GAAP net loss attributable to UTStarcom shareholders was $22.7 million, or non-GAAP basic loss per share of $0.58, compared to full year 2012 non-GAAP net loss of $17.6 million, or non-GAAP basic loss per share of $0.36.

•                      As of December 31, 2013, cash, cash equivalents and short-term investments were $107.8 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “We are very pleased with our overall results for the year which reflected the team’s very hard work to restructure the business, accelerate growth, and improve profitability. Despite a variety of challenges, including the depreciation of the Japanese yen and uncertain market conditions, in fiscal 2013 we resumed positive sales growth, reduced operating costs by another 20.2%, generated significant additional efficiencies in our broadening global operations. Moreover, we significantly improved operating cash flow and ended the year with $107.8 million in cash on our balance sheet and no debt which provides a solid foundation for our business and the ability to continue to invest in our planned global growth strategies.”

Fourth Quarter and Full Year 2013 Financial Results

As part of a plan to transition the Company into higher-growth and more profitable areas, UTStarcom successfully closed the divestiture of its IPTV business on August 31, 2012. As of December 31, 2013, the Company did not meet the requirements to report results from the IPTV division separately as discontinued operations. To enable a comparison of the financial results in year-to-date and future periods, the Company has prepared non-GAAP results. Included below are quarterly and year-to-date non-GAAP comparisons that exclude financial results from the IPTV business and amortization of PHS deferred revenue. The Company’s GAAP financial results and reconciliation with the non-GAAP numbers are discussed at the end of this press release.

Total Revenues

Three months ended December 31, 2013 and 2012

Total revenues for the fourth quarter of 2013 were $38.3 million, a decrease of 11.5% from $43.3 million for the corresponding period in 2012.

Non-GAAP total revenues for the fourth quarter of 2013 were $38.0 million, a decrease of 7.3% from $41.0 million for the corresponding period in 2012.

•                      Non-GAAP net sales from equipment for the fourth quarter of 2013 were $32.6 million, a decrease of 6.0% from $34.7 million for the corresponding period in 2012. The decrease was mainly due to the decreased sales of Packet Transfer Network (“PTN”) and Multi Service Access Network (“MSAN”) products, which was partially offset by the increased sales of value-added resell products.

•                      Non-GAAP net sales from equipment-based services for the fourth quarter of 2013 were $5.4 million, a decrease of 14.6% from $6.3 million for the corresponding period in 2012. The decrease was mainly due to the decreased sales of MSAN product related services.

Year ended December 31, 2013 and 2012

Total revenues for the year ended December 31, 2013 were $164.4 million, a decrease of 11.9% year-over-year from $186.7 million for the year ended December 31, 2012.

Non-GAAP total revenues for the year ended December 31, 2013 were $163.0 million, an increase of 3.7% year-over-year from $157.3 million for the year ended December 31, 2012.

•                      Non-GAAP net sales from equipment for the year ended December 31, 2013 were $139.7 million, an increase of 4.4% from $133.8 million for the corresponding period in 2012. The increase was mainly due to the increased sales of WiFi and value-added resell products, which was partially offset by the decreased sales of MSAN products.

•                      Non-GAAP net sales from equipment-based services for the year ended December 31, 2013 were $23.3 million, an increase of 0.3% from $23.2 million for the corresponding period in 2012. The increase was mainly due to the increased sales of PTN product related services.

Gross Profit

Three months ended December 31, 2013 and 2012

Gross profit was $7.2 million, or 18.7% of net sales, for the fourth quarter of 2013, compared to $13.7 million or 31.7% of the net sales, for the corresponding period in 2012.

Non-GAAP gross profit was $7.2 million, or 18.8% of net sales, for the fourth quarter of 2013, compared to $13.3 million, or 32.4% of the net sales, for the corresponding period in 2012.

•                      Non-GAAP gross profit for equipment sales for the fourth quarter of 2013 was $7.5 million, a decrease of 42.5% from $13.0 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the fourth quarter of 2013 was 22.9%, compared to 37.5% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the depreciation of Japanese yen against the U.S. dollar, as well as the decreased sales of relatively high margin PTN and MSAN products and increased sales of relatively lower margin value-added resell products.

•                      Non-GAAP gross profit for equipment-based services for the fourth quarter of 2013 was negative $0.3 million, compared to gross profit of $0.3 million for the corresponding period in 2012. Non-GAAP gross margin for equipment-based services for the fourth quarter of 2013 was negative 6.0%, compared to 4.7% for the corresponding period in 2012. The decrease in gross margin was primarily caused by decreased gross margin in MSTP product related services.

Year ended December 31, 2013 and 2012

Gross profit was $40.2 million, or 24.5% of net sales, for the year ended December 31, 2013, compared to $68.2 million, or 36.5% of the net sales, for the year ended December 31, 2012.

Non-GAAP gross profit was $40.2 million, or 24.7% of net sales, for the year ended December 31, 2013, compared to $54.0 million, or 34.3% of the net sales, for the year ended December 31, 2012.

•                      Non-GAAP gross profit for equipment sales for the year ended December 31, 2013 was $41.3 million, a decrease of 19.8% from $51.4 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the year ended December 31, 2013 was 29.5%, compared to 38.4% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the decreased gross margins in PTN and MSAN products mainly due to the depreciation of Japanese yen against the U.S. dollar and the increased sales of relatively lower margin value-added resell products.

•                      Non-GAAP gross profit for equipment-based services for the year ended December 31, 2013 was negative $1.0 million, compared to gross profit of $2.7 million for the corresponding period in 2012. Gross margin for equipment-based services for the year ended December 31, 2013 was negative 4.4%, compared to 11.4% for the corresponding period in 2012. The decrease in gross margin was primarily caused by decreased gross margin in MSAN and Gigabit Ethernet Capable Passive Optical Network (“GEPON”) products, mainly due to the depreciation of Japanese yen against the U.S. dollar.

Operating Expenses

Three months ended December 31, 2013 and 2012

Operating expenses for the fourth quarter of 2013 were $15.7 million which is flat compared to the corresponding period in 2012.

Non-GAAP operating expenses for the fourth quarter of 2013 were $15.7 million, a decrease of 1.1% from $15.9 million for the corresponding period in 2012.

•                      Non-GAAP selling, general and administrative expenses in the fourth quarter of 2013 were $11.6 million, a decrease of 2.6% from $11.9 million for the corresponding period in 2012. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts, and decreased legal expenses, which were partially offset by the fixed asset written-off and severance cost as a result of consolidating back office functions to our facilities in Hangzhou as part of cost reduction initiative.

•                      Non-GAAP research and development expenses in the fourth quarter of 2013 were $4.2 million, a decrease of 2.1% from $4.3 million for the corresponding period in 2012. The decrease was mainly due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services, which were partially offset by the increased severance cost as a result to continuously streamline the organization in the quarter.

•                      Non-GAAP net gain on divestiture in the fourth quarter of 2013 was nil, compared to non-GAAP net gain of $0.2 million in the corresponding period in 2012.

Year ended December 31, 2013 and 2012

Operating expenses for the year ended December 31, 2013 were $53.5 million, a decrease of 45.3% from $97.7 million for the year ended December 31, 2012.

Non-GAAP operating expenses for the year ended December 31, 2013 were $53.4 million, a decrease of 20.2% from $67.0million for the year ended December 31, 2012.

•                      Non-GAAP selling, general and administrative expenses in year ended December 31, 2013 were $37.6 million, a decrease of 19.8% from $46.9 million for the corresponding period in 2012. The decrease was mainly due to the decreased personnel costs as a result of the Company’s restructuring efforts and decreased legal and accounting expenses which were partially offset by the increased depreciation expenses due to acceleration of depreciation upon early termination of a lease on the Hangzhou facility, as well as the fixed assets written-off and severance cost as a result of consolidating back office functions to our facilities in Hangzhou as part of our cost reduction initiative.

•                      Non-GAAP research and development expenses in the year ended December 31, 2013 were $14.5 million, a decrease of 29.0% from $20.5 million for the corresponding period in 2012. The decrease was mainly due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services, which were partially offset by the increased severance cost as a result to continuously streamline the organization.

•                      Non-GAAP amortization of intangible assets for the year ended December 31, 2012 was approximately $0.5 million as a result of the amortization of intangible assets acquired in the iTV Media investment, formerly Stage Smart. The Company deconsolidated iTV Media in the second quarter of 2012 and the amortization of intangible assets was terminated as of the end of that period.

•                      Non-GAAP net loss on divestiture in the year ended December 31, 2013 was $1.3 million, compared to non-GAAP net gain of $1.3 million in the corresponding period in 2012. The net loss on divestiture was due to the loss on the divestiture of NGN business, which was partially offset by the gain on divestiture of the Company’s DOCSIS-EOC business.

Operating Income (Loss)

Three months ended December 31, 2013 and 2012

Operating loss for the fourth quarter of 2013 was $8.6 million, compared to operating loss of $2.0 million for the corresponding period in 2012.

Non-GAAP operating loss for the fourth quarter of 2013 was $8.6 million, compared to non-GAAP operating loss of $2.6 million for the corresponding period in 2012.

Year ended December 31, 2013 and 2012

Operating loss for the year ended December 31, 2013 was $13.2 million, compared to operating loss of $29.5 million for the year ended December 31, 2012.

Non-GAAP operating loss for the year ended December 31, 2013 was $13.2 million, compared to non-GAAP operating loss of $13.0 million for the year ended December 31, in 2012.

Other Income (Expense), Net

Three months ended December 31, 2013 and 2012

Net other income for the fourth quarter of 2013 was $6.9 million, compared to net other expense of $4.6 million for the corresponding period of 2012. Net other income in the fourth quarter of 2013 primarily consisted of $1.0 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar during this quarter, and $7.1 million of gain on the recognition of cumulative translation adjustment due to the closure of the subsidiaries that used local currency as the functional currency which is different from group functional currency and reporting currency. Net other expense in the fourth quarter of 2012 primarily consisted of $4.7 million of foreign exchange loss as a result of the depreciation of Japanese yen and India Rupee against the U.S. dollar.

Year ended December 31, 2013 and 2012

Net other income for the year ended December 31, 2013 was $11.5 million, compared to net other expense of $3.0 million for the corresponding period of 2012. Net other income for the year ended December 31, 2013 primarily consisted of $3.9 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar and $7.1 million of gain on the recognition of cumulative translation adjustment due to the closure of subsidiaries that used local currency as the functional currency which is different from group functional currency and reporting currency. Net other expense for the year ended December 31, 2012 primarily consisted of a $4.7 million foreign exchange loss as a result of depreciation of Japanese yen and India Rupee against the U.S. dollar, which was partially offset by the income of $1.5 million from releasing the remaining portion of the reserve related to tax liabilities provided to the buyers of the Company’s subsidiary in Korea due to expiration of the statute of limitation.

Equity Pick Up of Losses of an Associate

Equity pick up of losses of an associate was $2.9 million for the fourth quarter of 2013 and $9.6 million for 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

The Company consolidated iTV Media during the period from October 2010 to June 2012, as the Company held a controlling interest in iTV Media during that period. Upon the exercising of share repurchase rights in June 2012, the Company’s investment in iTV Media decreased to only non-controlling preference shares in iTV Media. At that point, the Company deconsolidated iTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of iTV Media owned by the Company were not considered as in-substance common stock.

In January 2013, the Company invested in an additional $5.0 million convertible bond issued by iTV Media, which triggered a reassessment of the Company’s accounting for its investment in the preference shares. Due to the additional convertible bond investment, the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.

In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bond issued by iTV Media.

In the fourth quarter of 2013, the Company further invested in an additional $12.1 million convertible bond issued by iTV Media, of which $5.0 million was invested through cash and $7.1 million through the conversion of outstanding receivables. Despite the additional investment, the Company still does not have the power to control and direct the activities that most significantly affect iTV Media’s economic performance. Therefore the Company will continue to account for iTV Media as an equity investment. iTV Media was deconsolidated by the Company in June 2012, as a result, no loss from iTV Media was consolidated in the fourth quarter of 2012. The Company consolidated a total net loss from iTV Media of $3.1 million in 2012.

Investment Impairment

Three months ended December 31, 2013 and 2012

Investment impairment for the fourth quarter of 2013 was $9.3 million due to the impairment loss from the investments on iTV Media and Xalted Networks. Investment impairment for the fourth quarter of 2012 was $2.2 million due to the impairment loss from the investment on GCT Semiconductor. The Company has revised the consolidated statements of operations for the three months ended December 31, 2012 to present investment impairment as a separate line item below operating loss. The impact of this revision has no impact to the total net loss.

Year ended December 31, 2013 and 2012

Investment impairment for the year ended December 31, 2013 was $9.4 million due to the impairment loss from the investments on iTV Media and Xalted Networks. Investment impairment for the year ended December 31, 2012 was $3.0 million due to the impairment loss from the investments on GCT Semiconductor and Xalted Networks. The Company has revised the consolidated statements of operations for the year ended December 31, 2012 to present investment impairment as a separate line item below operating loss. The impact of this revision has no impact to the total net loss.

Net Income (Loss)

Three months ended December 31, 2013 and 2012

Net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2013 was $16.1 million, compared to net loss attributable to UTStarcom’s shareholders of $7.6 million for the corresponding period in 2012. Basic net loss per share for the fourth quarter of 2013 was $0.41, compared to basic net loss per share of $0.16 for the fourth quarter of 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the fourth quarter of 2013 was $16.1 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $8.0 million for the corresponding period in 2012. Non-GAAP basic net loss per share for the fourth quarter of 2013 was $0.41, compared to non-GAAP basic net loss per share of $0.17 for the fourth quarter of 2012.

Year ended December 31, 2013 and 2012

Net loss attributable to UTStarcom’s shareholders for the year ended December 31, 2013 was $22.7 million, compared to net loss attributable to UTStarcom’s shareholders of $34.4 million for the year ended December 31, 2012. Basic net loss per share for the fourth quarter of 2013 was $0.58, compared to basic net loss per share of $0.71 for the year ended December 31, 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the year ended December 31, 2013 was $22.7 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $17.6 million for the year ended December 31, 2012. Non-GAAP basic net loss per share for the year ended December 31, 2013 was $0.58, compared to non-GAAP basic net loss per share of $0.36 for the year ended December 31, 2012.

Cash Flow

•                      Cash used in operating activities for the fourth quarter of 2013 was $3.8 million.

•                      Cash used in investing activities for the fourth quarter of 2013 was $6.1 million, mainly due to convertible bonds of $5.0 million invested into iTV Media in the fourth quarter.

•                  Cash used in financing activities for the fourth quarter of 2013 was nil.

•                      Cash used in operating activities for the year ended December 31, 2013 was $1.9 million.

•                      Cash used in investing activities for the year ended December 31, 2013 was $28.9 million, mainly due to the $25.0 million convertible bonds invested into iTV Media.

•                      Cash used in financing activities for the year ended December 31, 2013 was $30.7 million, mainly due to a $30.0 million share repurchase program.

As of December 31, 2013, UTStarcom had cash, cash equivalents and short-term investments of $107.8 million.

Overview of Recent Key Events

Key Global Trade Show Participation

In January 2014, the Company attended and exhibited a booth at Convergence India, a leading information and communications technology conference in South Asia. The exhibition attracted nearly 15,000 visitors and featured seminars on Software Defined Network (SDN) technology, a revolutionary industry advancement that UTStarcom is incorporating into its packet optical transport solutions.

In mid March 2014, the Company participated in the 2014 Optical Fiber Conference in San Francisco where it showcased the latest developments in its broadband and optical network infrastructure technology. The Company exhibited its packet optical transport products, FTTX technology, and wireless broadband technology coupled with UTStarcom’s in-house carrier grade SDN platform.

New shares purchase by Shah Capital

On March 11, 2014, Shah Capital subscribed for and purchased 2,000,000 ordinary shares, with par value US$0.00375 per share, from the Company for a price of $2.67 per share. Following the close of the transaction, Shah Capital’s beneficial ownership in the Company increased from 21.9% to 26.0%. The purchase was made on top of the recent increase of ownership that occurred in January 2013, at which time Shah Capital increased its holdings from 17.2%.

Business Outlook

As it begins a new fiscal year, while still moving through a transition, the Company believes it has stabilized operations, significantly strengthened its business, and set a strong foundation for growth in what is a dynamic and growing global industry.

Looking at 2014 specifically, the Company is fully committed to broadband as the driver of the business and primary revenue contributor now and going forward. While many of the latest initiatives for the broadband business have significant momentum, new products are in early stages of their product life cycle. Together with the new customer wins that are currently in project deployment phases, these new products are expected to become significant revenue contributors beginning in later part of 2014.

At the same time, the Company will continue to work to mitigate the pressure on gross margin that exists due to the headwinds from the depreciation of the Japanese yen against the U.S. dollar. Further, it will maintain a tight focus on financial controls and continue to reduce costs as it has consistently throughout the restructuring over the last eighteen months. Taking all of this together, the Company believes it will deliver additional incremental improvements in overall financial performance compared to 2013.

Mr. Wong concluded, “We enter 2014 with renewed enthusiasm about the prospects for our business as our foundation has never been stronger. We have an aggressive strategy in place to maximize the performance of our broadband business via entering new global markets and securing additional tier one carrier customers worldwide. Also, we are well-positioned over time to reap substantial rewards from the strategic investments we have made in new media technology companies. Lastly, we have significant cash available to fund our strategies which will help us propel the business forward as quickly as possible. The underlying value of our business as a whole is significant and we believe this will enable us to deliver significant shareholder value over the long-term.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP financial measures, which are adjusted from results based on GAAP to exclude the effects of the results of its divested IPTV business and PHS-related deferred revenue amortization from the results of each reported period. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales and results from IPTV-related business that may not be indicative of the Company’s operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning for and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons of the Company’s current performance to its historical performance. The Company computes its non-GAAP financial measures on a consistent basis from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Fourth quarter and full year 2013 Conference Call Details

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on March 20, 2014(7:00 p.m. Beijing/Hong Kong Time on March 20, 2014).

The conference call dial-in numbers are as follows:

United States: + 1-877-870-4263

International:  + 1-412-317-0790

Canada: + 1-855-669-9657

Hong Kong: 800-905945

China: 4001-201203

The conference ID number is 10042719.

A replay of the call will be available one hour after the end of the conference until 9:00 a.m. U.S. Eastern Time on March27, 2014.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10042719.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; Fremont, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +852-3750-7632

Email: jane.zuo@utstar.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Simona Kormanikova (New York)

+1-212-850-5685

Email: Simona.Kormanikova@fticonsulting.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2013	2012
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$107,773	$179,880
Accounts and notes receivable, net	23,260	15,000
Inventories and deferred costs	110,078	151,500
Prepaids and other current assets	31,374	40,960
Total current assets	272,485	387,340
Long-term assets:
Property, plant and equipment, net	4,771	8,866
Long-term deferred costs	8,539	20,556
Other long-term assets	81,172	71,329
Total assets	$366,967	$488,091

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24,953	$24,991
Customer advances	75,670	89,362
Deferred revenue	29,093	41,461
Other current liabilities	34,834	35,154
Total current liabilities	164,550	190,968
Long-term liabilities:
Long-term deferred revenue and other liabilities	52,037	80,467
Total liabilities	216,587	271,435

Total equity	150,380	216,656
Total liabilities and equity	$366,967	$488,091

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31		Tewelve months ended December 31
	2013	2012	2013	2012
	(in thousands, except per share data)

Net sales	$38,304	$43,274	$164,439	$186,728
Cost of net sales	31,144	29,572	124,219	118,570
Gross profit	7,160	13,702	40,220	68,158
	18.7%	31.7%	24.5%	36.5%
Operating expenses:
Selling, general and administrative	11,554	11,864	37,626	52,457
Research and development	4,190	4,281	14,520	28,131
Amortization of intangible assets	—	—	—	516
Restructuring	—	—	—	358
Net loss (gain) on divestiture	(12)	(401)	1,307	16,239
Total operating expenses	15,732	15,744	53,453	97,701

Operating income (loss)	(8,572)	(2,042)	(13,233)	(29,543)

Interest income, net	14	816	359	2,372
Other Income(expense), net	6,860	(4,639)	11,481	(2,973)
Equity pick up of losses of an associate	(2,884)	—	(9,586)	—
Investment Impairment	(9,266)	(2,189)	(9,400)	(3,043)
Income (loss) before income taxes	(13,848)	(8,054)	(20,379)	(33,187)
Income taxes benefit(expense)	(2,206)	414	(2,351)	(2,392)
Net income (loss)	(16,054)	(7,640)	(22,730)	(35,579)

Net loss attributable to noncontrolling interest	—	—	9	1,194
Net income (loss) attributable to UTStarcom Holdings Corp.	$(16,054)	$(7,640)	$(22,721)	$(34,385)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—basic and diluted	$(0.41)	$(0.16)	$(0.58)	$(0.71)
Weighted average shares outstanding—basic and diluted	39,170	47,203	39,127	48,513

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended December 31,		Tewelve months ended December 31
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(16,054)	$(7,640)	$(22,730)	$(35,579)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	973	873	3,722	3,951
Provision for (recovery of) doubtful accounts	(8)	(117)	(75)	(1,154)
Stock-based compensation expense	509	567	1,698	2,982
Net loss(gain) on divestitures	(12)	(401)	1,307	16,239
Net (gain) loss on disposal of assets	2,012	879	3,295	879
Gain on release of tax liability due to expiration of the status liminitaion	—	—	(1,240)	—
Deferred income taxes	(67)	(2,091)	73	(2,211)
Equity pick up of losses of an associate	2,884	—	9,586	—
Investment impairment	9,266	2,189	9,400	3,043
Gain from CTA write off	(7,088)	—	(7,088)	—
Other	—	79	—	—
Changes in operating assets and liabilities:	3,757	(701)	137	(13,768)
Net cash provided by (used in) operating activities	(3,828)	(6,363)	(1,915)	(25,618)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(777)	(280)	(3,766)	(5,445)
Net proceeds from divestitures	—	85	1,993	220
Change in restricted cash	731	(2,357)	2,209	(1,129)
Payment for NGN	(213)	—	(2,369)	—
Cash decrease due to deconsolidation of a subsidiary		—	—	(6,841)
Payment for IPTV divestiture and convertible bond		(3,045)	(503)	(56,010)
Purchase of an investment interest	(5,000)	(15,602)	(26,592)	(15,602)
Proceeds from disposition of an investment interest		—	569	—
Payment for the disposition of an investment interest	(898)	—	(898)	—
Purchase of short-term investments	(2)	—	(81)	(2,267)
Proceeds from sale of short-term investments	86	422	379	4,300
Other	(1)	(57)	162	26
Net cash provided by (used in) investing activities	(6,074)	(20,834)	(28,897)	(82,748)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	—	(1,963)	(30,680)	(8,842)
Net cash provided by (used in) financing activities	—	(1,963)	(30,680)	(8,842)
Effect of exchange rate changes on cash and cash equivalents	(2,680)	(3,658)	(10,319)	(4,834)
Net increase (decrease) in cash and cash equivalents	(12,582)	(32,818)	(71,811)	(122,042)
Cash and cash equivalents at beginning of period	120,355	212,402	179,584	301,626
Cash and cash equivalents at end of period	107,773	179,584	107,773	179,584

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
Non-GAAP Revenue	$38,003	$163,040	$40,992	$157,257

Non-GAAP Gross Profit	7,160	40,220	13,300	54,000
Non-GAAP Gross Margin %	18.8%	24.7%	32.4%	34.3%

Non-GAAP Operating Income (Loss)	(8,572)	(13,222)	(2,611)	(12,976)

Non-GAAP Net Income (Loss) attributable to UTStarcom	(16,054)	(22,710)	(7,976)	(17,585)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	(0.41)	(0.58)	(0.17)	(0.36)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Revenue (a)	$38,304	$164,439	$43,274	$186,728

Less: Amortization of PHS Revenue	—	—	—	—

Less: IPTV Revenue	301	1,399	2,282	29,471

Non-GAAP Revenue	38,003	163,040	40,992	157,257

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Gross Profit (a)	$7,160	$40,220	$13,702	$68,158
GAAP Gross Margin %	18.7%	24.5%	31.7%	36.5%

Less: Gross Profit from Amortization of PHS Revenue	—	—	—	—

Less: Gross Profit from IPTV Revenue	—	—	402	14,158

Non-GAAP Gross Profit	7,160	40,220	13,300	54,000
Non-GAAP Gross Margin %	18.8%	24.7%	32.4%	34.3%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Operating Expenses(a)	$15,732	$53,453	$15,744	$97,701

Less: Operating Expenses directly related to IPTV	—	11	(167)	30,725

Non-GAAP Operating Expenses	15,732	53,442	15,911	66,976

(a) GAAP Operating Expenses for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Operating Income (Loss) (a)	$(8,572)	$(13,233)	$(2,042)	$(29,543)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	402	14,158

Less: Operating Expenses directly related to IPTV	—	11	(167)	30,725

Non-GAAP Operating Income (Loss)	(8,572)	(13,222)	(2,611)	(12,976)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Income taxes benefit(expense)(a)	$(2,206)	$(2,351)	$414	$(2,392)

Less: Income tax expenses directly related to IPTV	—	—	(233)	(233)

Non-GAAP Income taxes benefit(expense)	(2,206)	(2,351)	647	(2,159)

(a) GAAP Income taxes benefit(expense) for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(16,054)	$(22,721)	$(7,640)	$(34,385)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	402	14,158

Less: Operating Expenses directly related to IPTV	—	11	(167)	30,725

Less: Income tax benefit(expense) directly related to IPTV	—	—	(233)	(233)

Non-GAAP Net Income (Loss) attributable to UTStarcom	(16,054)	(22,710)	(7,976)	(17,585)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Twelve months ended	Qtr ended	Twelve months ended
	31-Dec-13	31-Dec-13	31-Dec-12	31-Dec-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(16,054)	$(22,721)	$(7,640)	$(34,385)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	402	14,158

Less: Operating Expenses from IPTV Related	—	11	(167)	30,725

Less: Income tax benefit(expense) directly related to IPTV	—	—	(233)	(233)

Non-GAAP Net Income (Loss) attributable to UTStarcom	(16,054)	(22,710)	(7,976)	(17,585)

Weighted Average Shares Outstanding—Basic	39,170	39,127	47,203	48,513

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	(0.41)	(0.58)	(0.16)	(0.71)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	(0.41)	(0.58)	(0.17)	(0.36)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 6-K, as applicable, for such period.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

March 20, 2014 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

GAAP Net cash provided by (used in) operating activities	$(3,828)	$(6,363)	$(1,915)	$(25,618)
Less: Net cash provided by (used in) IPTV operating activities				(14,241)
Non-GAAP Net cash provided by (used in) operating activities	(3,828)	(6,363)	(1,915)	(11,377)

CASH FLOWS FROM INVESTING ACTIVITIES:

GAAP Net cash provided by (used in) investing activities	(6,074)	(20,834)	(28,897)	(82,748)
Less: Net cash provided by (used in) IPTV investing activities	—	(3,045)	(503)	(36,489)
Non-GAAP Net cash used in investing activities	(6,074)	(17,789)	(28,394)	(46,259)

CASH FLOWS FROM FINANCING ACTIVITIES:

GAAP Net cash provided by (used in) financing activities	—	(1,963)	(30,680)	(8,842)
Less: Net cash provided by (used in) IPTV financing activities	—	—	—	—
Non-GAAP Net cash used in financing activities	—	(1,963)	(30,680)	(8,842)

Effect of exchange rate changes on cash and cash equivalents	(2,680)	(3,658)	(10,319)	(4,834)
Non-GAAP Net decrease in cash and cash equivalents in continuing operations	(12,582)	(29,773)	(71,308)	(71,312)
Non-GAAP Net increase (decrease) in cash and cash equivalents in IPTV disposed operation	—	(3,045)	(503)	(50,730)

Cash and cash equivalents at beginning of period	120,355	212,402	179,584	301,626
Cash and cash equivalents at end of period	107,773	179,584	107,773	179,584